UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)

Horizon Group Properties, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

John C Loring, 700 W Irving Park Rd, Suite A-1,
Chicago, IL 60613  (773) 935-0710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2001
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. Names of Reporting Person               John C. Loring

2. Check the Appropriate Box if a Member of a Group
(a) / /
(b)  /x/
3.  SEC Use Only

4. Source of Funds    PF

5. Check if Disclosure of Legal Proceedings Is Required

6. Citizenship     USA

   Number of  Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power           22, 808

8.  Shared Voting Power

9.  Sole Dispositive Power     22,808

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned    22,808

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)        0.008%
(less then 1%)

14.  Type of Reporting Person        IN


























Item 1  Security and Issuer

Common Stock
Horizon Group Properties, Inc.
77 West Wacker Drive, Chicago, IL  60601


Item 2
Identity and Background

(a) Name     John C. Loring

(b) Residence or business address   700 West Irving Park Road, Suite A-1,
Chicago, Illinois  60613

(c) Present principal occupation   Attorney, Private Investor, Chairman
of the Board / Director of
Astrex, Inc., 205 Express Street, Plainview, NY 11803, Director of Geauga Savings Bank, 10800 Kinsman Road, Newbury, Ohio 44065.

(d)  Criminal Offenses    None

(e)  Security Law Violations   None

(f)  Citizenship  USA


Item 3  Source and Amount of Funds or Other Consideration

Personal Funds.  No borrowings involved.


Item 4   Purpose of Transaction

Common Stock was originally acquired for investment and no plans or proposals were contemplated at that time.

On or about March 30, 2001 Mr. Loring determined that he would nominate himself for election as a director of Horizon Group Properties, Inc. at the anticipated May 9, 2001 Annual Meeting, whereat two directors are to be elected. Shortly before that date, Mr. Loring learned that another holder of Horizon Group Properties, Inc. Common Stock, Mr. Robert M Schwartzberg had unbeknownst to Mr. Loring, independently determined to also nominate himself for a directorship at that Annual Meeting.

Each of the aforesaid are pursuing their respective elections independently. However, in that course they have and it is probable that they will continue from time to time to consult with one and other, speak or meet together with the Company or others and take other actions together in the interest of efficiency.

There has been no agreement or understanding reached between them with respect to their decisions to seek directorships and no such agreement or understanding is contemplated.

Mr. Loring does not believe that he is a member of a 'group' for purposes of Rule 13D on account of the forgoing and disclaims any such group.


Item 5  Interest in Securities of the Issuer

Aggregate number and percentage is 22,808 shares, which is 0.008% of 2,870,194 shares understood to be presently outstanding.

Mr. Loring understands that an IRA of which his wife, Elizabeth S. Loring, is the beneficiary, holds 600 shares of Horizon Group Properties, Inc. Common Stock. Mr. Loring disclaims any interest of any sort in those shares or in that IRA.

Item 6  Contracts, Arrangements      None (see Item 4 above)

Item 7  Material to Be Filed as Exhibits   None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date April 6, 2001


Signature

/s/ John C. Loring